UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER DELIVERS 20 COMMERCIAL AND 8 EXECUTIVE JETS IN 1Q11

Firm order backlog rises to US$ 16 billion

São José dos Campos, April 18, 2011 – During the first quarter of 2011 (1Q11), Embraer delivered 20 jets to the commercial aviation market and eight to executive aviation. On March 31, 2011, the firm order backlog totaled US$ 16 billion, for an increase of US$ 400 million over December 31, 2010.

Deliveries by Segment	1Q11

Commercial Aviation	20
EMBRAER 170	1
EMBRAER 175	2
EMBRAER 190	11
EMBRAER 195	6

Executive Aviation	8
Light jets	6
Large jets	2

TOTAL	28

The first three months of the year were marked by important Embraer sales to the commercial aviation market. In January, Dniproavia, from Ukraine, purchased ten EMBRAER 190 jets. In March, three customers made new E-Jets acquisitions: Brazil’s TRIP chose four EMBRAER 190s, one of which was already included in the backlog of 4Q10 as an “undisclosed” customer; Italy’s Alitalia took 15 EMBRAER 175s and five more EMBRAER 190s; and The Netherlands’ KLM confirmed five options for the EMBRAER 190, announced in early April. In all, Embraer closed out the first quarter of the year with the sale of 44 new E-Jets.

The second quarter began with the announcement of two new orders for China, indicating that the market continues its recovery in 2011. The orders by CBD Leasing and Hebei Airlines will be added to the backlog, as soon as all contractual provisos have been complied with.

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Furthermore, in March, the family of E-Jets operators welcomed Oman Air, from the Sultanate of Oman. On March 31, 2011, Embraer’s firm order backlog for the commercial aviation segment, detailed according to product, stood as shown in the following table.

Aircraft Model	Firm Orders	Options	Deliveries	Firm Order Backlog

ERJ 145 Family
ERJ 135	108	-	108	-
ERJ 140	74	-	74	-
ERJ 145	708	-	706	2
Total - ERJ 145 Family	890	-	888	2

EMBRAER 170/190 Family
EMBRAER 170	191	35	182	9
EMBRAER 175	189	290	135	54
EMBRAER 190	502	335	332	170
EMBRAER 195	105	45	70	35
Total - EMBRAER 170/190 Family	987	705	719	268

TOTAL	1,877	705	1,607	270

In the executive aviation segment, the Legacy 650 jet was certified in the United States, in February. That same month, Embraer began operations at the new industrial plant in Melbourne, Florida, in the United States, which will deliver Phenom jets to the North American market.

Embraer Defense and Security, which is the corporate unit established in December 2010, announced the purchase of 64.7% of the capital of the radar division of OrbiSat, in March. The R$ 28.5 million deal is an important strategic step for both companies and will strengthen the development and manufacture of monitoring and aerial defense systems on the international level. In 1Q11, Embraer Defense and Security also signed a contract with the Brazilian Air Force (Força Aérea Brasileira – FAB) for the structural upgrading and repair, and substitution of outdated equipment of 43 AMX fighter jets, thus complementing the modernization agreement signed in 2003, and presented the first EMB 145 AEW&C platform to the Indian government, which ordered three units to be used on surveillance missions.

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Embraer Image Gallery

Visit the Embraer image gallery at www.embraer.com.

Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 120 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the United States. Founded in 1969, the Company designs, develops, manufactures and sells aircraft for the commercial aviation, executive aviation, and defense segments. It also provides after sales support and services to customers worldwide. On March 31, 2011, Embraer had a workforce of 17,253 employees – not counting the employees of its partially owned subsidiaries – and its firm order backlog totaled US$ 16.0 billion.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations on industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are supposed to identify potentialities. Embraer does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Attachment:

FIRM ORDER BACKLOG

March 31, 2011

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 135	108	108	-
American Eagle (USA)	40	40	-
British Midland (UK)	3	3	-
City Airline AB (Sweden)	2	2	-
ExpressJet (USA)	30	30	-
Flandre Air (France)	3	3	-
Jet Magic (Ireland)	1	1	-
Luxair (Luxembourg)	2	2	-
Pan Européenne (France)	1	1	-
Proteus (France)	3	3	-
Regional (France)	3	3	-
Republic Airways (USA)	15	15	-
South African Airlink (South Africa)	5	5	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 140	74	74	-
American Eagle (USA)	59	59	-
Republic Airways (USA)	15	15	-

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ERJ 145	708	706	2
Aerolitoral (Mexico)	5	5	-
Air Caraibes (Guadeloupe)	2	2	-
Alitalia (Italy)	14	14	-
American Eagle (USA)	118	118	-
Axon (Greece)	3	3	-
British Midland (UK)	9	9	-
British Regional Airlines (UK)	23	23	-
Brymon (UK)	7	7	-
China Southern (China)	6	6	-
China Eastern Jiangsu (China)	5	5	-
China Eastern Wuhan (China)	5	5	-
Cirrus (Germany)	1	1	-
ExpressJet (USA)	245	245	-
ERA (Spain)	2	2	-
Flandre Air (France)	5	5	-
GECAS (PB Air - Thailand)	2	2	-
Hainan (China)	25	23	2
KLM (Holand)	2	2	-
LOT Polish (Poland)	14	14	-
Luxair (Luxembourg)	9	9	-
Mesa (USA)	36	36	-
Nigeria (Nigeria)	1	1	-
Portugalia (Portugal)	8	8	-
Proteus (France)	8	8	-
Regional (France)	15	15	-
Republic Airways (USA)	60	60	-
Rheintalflug (Austria)	3	3	-
Rio Sul (Brazil)	16	16	-
Satena (Colombia)	3	3	-
Sichuan (China)	5	5	-
Skyways (Sweden)	4	4	-
Swiss (Switzerland)	25	25	-
Transtates (USA)	22	22	-

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	182	9
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
ETA Star Aviation (India)	7	-	7
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	10	10	-
Jetscape (USA)	1	1	-
LOT Polish (Poland)	6	6	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
South African Airlink (South Africa)	2	-	2
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Blue (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	189	135	54
Air Canada (Canada)	15	15	-
Alitalia (Italy)	15	-	15
ECC Leasing (Ireland)	1	1	-
Flybe (UK)	35	-	35
GECAS (USA)	5	5	-
Jetscape (USA)	1	1	-
LOT Polish (Poland)	12	12	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	2	3
Republic Airlines (USA)	54	54	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
Suzuyo (Japan)	2	2	-
Undisclosed	1	-	1

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	502	332	170
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	3	9
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	10	-	10
Air Moldova (Moldova)	1	1	-
Alitalia (Italy)	5	-	5
Augsburg (Germany)	2	2	-
Austral (Argentina)	20	12	8
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	7	5	2
China Southern (China)	10	-	10
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	10	-	10
Finnair (Finland)	13	11	2
GECAS (USA)	24	24	-
Hainan (China)	50	33	17
JetBlue (USA)	100	49	51
ECC Leasing (Ireland)	1	1	-
Jetscape (USA)	8	4	4
KLM (Holand)	22	17	5
KunPeng (China)	5	5	-
LAM (Mozambique)	3	2	1
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
Nas Air (Saudi Arabia)	10	2	8
NIKI (Austria)	7	6	1
Regional (France)	10	10	-
Republic (USA)	6	-	6
Taca (El Salvador)	11	10	1
TAME (Ecuador)	3	3	-
TRIP (Brazil)	6	-	6
US Airways (USA)	25	25	-
Virgin Blue (Australia)	18	17	1
Virgin Nigeria (Nigeria)	10	2	8
Undisclosed	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	105	70	35
Azul (Brazil)	36	19	17
Flybe (UK)	14	14	-
GECAS (USA)	7	7	-
Globalia (Spain)	12	10	2
LOT Polish (Poland)	4	-	4
Royal Jordanian (Jordan)	2	2	-
Lufthansa (Germany)	29	17	12
Montenegro (Montenegro)	1	1	-

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

Aircraft delivered by ECC Leasing (included in the previous tables)
Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
ECC Leasing	8	8	-
EMBRAER 170	6	6	-
Cirrus (Germany)	1	1	-
Paramount (India)	2	2	-
Satena (Colombia)	1	1	-
Gulf Air (Bahrein)	2	2	-
EMBRAER 175	1	1	-
Air Caraibes (Guadeloupe)	1	1	-
EMBRAER 190	1	1	-
JetBlue (USA)	1	1	-

PRESS OFFICES

Headquarters (Brazil) Carlos Eduardo Camargo carlos.camargo@embraer.com.br Cell: +55 12 9724 4929 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	North America Christine Manna cmanna@embraer.com Cell: +1 954 383 9950 Tel.: +1 954 359 3879 Fax: +1 954 359 4755	Europe, Middle East and Africa Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	China Tracy Chen tracy.chen@bjs.embraer.com Cell: +86 139 1018 2281 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Asia Pacific Shorbani Roy shorbani.roy@sin.embraer.com Cell: +65 9794 2401 Tel.: +65 6305 9955 Fax: +65 6734 8255

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2011

Embraer S.A.

By:	/s/ Cynthia Marcondes Ferreira Benedetto
	Name:	Cynthia Marcondes Ferreira Benedetto
	Title:	Executive Vice-President and Chief Financial Officer